RSC HOLDINGS INC.
6929 E. Greenway Parkway
Scottsdale, AZ 85254
May 18, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Registration Statement on Form S-1
of RSC Holdings Inc.
File No. 333-140644
Ladies and Gentlemen:
     Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, RSC Holdings Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 P.M. (EST) on May 22, 2007 or as soon thereafter as possible.
          The Registrant hereby acknowledges that:
          (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
          (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
          (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours, RSC HOLDINGS INC.
By:	/s/ Kevin Groman
	Name:	Kevin Groman
	Title:	Senior Vice President, General Counsel and Corporate Secretary

May 18, 2007
VIA FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Mr. Daniel Morris

Re:	Request for Accelerated Effectiveness of RSC Holdings, Inc.’s Registration Statement on Form S-1, File No. 333-140644 (the “Registration Statement”)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of RSC Holdings Inc., under the Registration Statement that the effective date of the Registration Statement be accelerated so that the Registration Statement, as amended prior to the effective time, may be declared effective at 3:00 P.M. (EST) New York City time on May 22, 2007 or as soon thereafter as practicable.
The following information with respect to the distribution of the preliminary prospectuses dated May 10, 2007 (the “Preliminary Prospectus”) is furnished pursuant to Rule 460 under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The approximate number of Preliminary Prospectuses distributed between May 11, 2007 and May 15, 2007 is as follows:

No. of Copies Dated
May 11, 2007
Underwriters	11,000
Dealers	100
Potential Investors	1,500
Others	5
Total:	12,605

Sincerely,
DEUTSCHE BANK SECURITIES INC.
MORGAN STANLEY & CO. INCORPORATED
LEHMAN BROTHERS INC.

By: DEUTSCHE BANK SECURITIES INC.

By:	/s/ Lorenz E. Zimmerman Name: Title:

By:	/s/ Lorenz E. Zimmerman Name: Title: Managing Director

By:	/s/ Eric E. Maskel Name: Eric E. Maskel Title: Director

Sincerely,
DEUTSCHE BANK SECURITIES INC.
MORGAN STANLEY & CO. INCORPORATED
LEHMAN BROTHERS INC.

By: MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Kincaid Coburn Name: Kincaid Coburn Title: Vice President

Acceleration Request Signature Page

Sincerely,
DEUTSCHE BANK SECURITIES INC.
MORGAN STANLEY & CO. INCORPORATED
LEHMAN BROTHERS INC.

By: DEUTSCHE BANK SECURITIES INC.

By:	Name: Title:

By:	Name: Title:
By: MORGAN STANLEY & CO. INCORPORATED

By:	Name: Title:
By: LEHMAN BROTHERS INC.

By:	/s/ Arlene Salmonson Name: Arlene Salmonson Title: Vice President